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                              May 3, 2022

       Katie Rooney
       Chief Financial Officer
       Alight, Inc.
       4 Overlook Point
       Lincolnshire, IL 60069

                                                        Re: Alight, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            Form 8-K Furnished
February 23, 2022
                                                            File No. 001-39299

       Dear Ms. Rooney:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Review of Results
       Non-GAAP Financial Measures, page 33

   1. Please revise to move this disclosure to follow your discussion and analysis of results of operations on a GAAP
basis.
       Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures, page 34

   2. For the non-GAAP financial measure Adjusted EBITDA less Capital Expenditures, please address the following:
                                                            Please revise the
title of Adjusted EBITDA less Capital Expenditures to better describe the nature
of this non-GAAP financial measure. In this regard, we note that its reconciliation
to the most directly comparable GAAP measure starts with cash
 Katie Rooney
FirstName
Alight, Inc.LastNameKatie Rooney
Comapany
May  3, 2022NameAlight, Inc.
May 3,
Page 2 2022 Page 2
FirstName LastName
              provided by operating activities rather than net (loss)/income. In addition, you defined free cash flow as Adjusted EBITDA less capital expenditures and used these terms interchangeably in your fiscal year end earnings release (Exhibit 99.1 to Form
              8-K filed on February 14, 2022).
                As you define free cash flow as Adjusted EBITDA less capital expenditures in your earnings release, please tell us how you considered Item 10(e)(1)(ii) of Regulation S-
              X. In this regard, certain adjustments to arrive at the non-GAAP financial measure appear to be charges that required cash settlement (e.g. transaction and integration expenses, non-recurring professional expenses, transformation initiatives, etc.).
Segment Revenue and Adjusted EBITDA, page 39

3. Please revise to include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization. Refer to
         104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations
         for further guidance.
Notes to Consolidated Financial Statements
10. Share-Based Compensation Expense, page F-31

4. Please revise to disclose all information required under ASC 718-10-50-2 (e.g. general terms of awards, methods utilized to measure compensation cost, a description of the significant assumptions used to estimate the fair value, aggregate intrinsic value of RSUs and PRSUs, etc.).
Item 9A. Controls and Procedures
Internal Control over Financial Reporting, page F-45

5. Please revise to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph
         4(b). Refer to Section 215.02 of the Regulation S-K Compliance & Disclosure
         Interpretations.
Form 8-K Furnished February 23, 2022

Exhibit 99.1

6. Throughout your press release, you present non-GAAP financial measures to describe performance while their respective most directly comparable GAAP measures were omitted. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of
         the Non-GAAP Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Katie Rooney
Alight, Inc.
May 3, 2022
Page 3

absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameKatie Rooney                         Sincerely,
Comapany NameAlight, Inc.
                                                       Division of Corporation
Finance
May 3, 2022 Page 3                                     Office of Trade &
Services
FirstName LastName